REGISTRATION NO. 33-12796
                                              FILED PURSUANT TO RULE 424(B)(3)

AMCORE FINANCIAL INC.
DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
February 21, 2001

No person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offer contained in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus is not an offer to sell or a solicitation of an offer to buy any security in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances imply that there has been no change in the affairs of the Company since the date hereof or that the information herein is correct as of any time subsequent to its date.


TABLE OF CONTENTS
Documents Incorporated by Reference
   and Available Information .....................................2
The Company ......................................................3
Description of the Plan ..........................................4
Purpose ..........................................................4
Advantages .......................................................4
Administration ...................................................5
Participation in the Plan  .......................................6
Costs ............................................................8
Purchases of Shares ..............................................8
Share Purchase Prices ............................................9
Optional Cash Payments ..........................................10
Reports to Participants .........................................11
Certificates for Shares .........................................12
Other Information ...............................................13
Tax Considerations ..............................................15
Use of Proceeds .................................................16
Description of Common Stock .....................................16
Description of the Rights .......................................19
Experts .........................................................23
Indemnification .................................................24
Legal Matters ...................................................24



PROSPECTUS

         The Dividend Reinvestment and Stock Purchase Plan (the Plan) of AMCORE Financial, Inc., (the Company or AMCORE) provides participants in the Plan with a simple and convenient method for purchasing shares of the Common Stock, $.22 par value, of the Company (the Common Stock) and the Common Stock purchase rights attached thereto (the Rights) without incurring fees. Cash dividends on shares of Common Stock held in the Plan will be reinvested automatically.

         The dividend reinvestment and/or cash payment options offered under the Plan for eligible stockholders of record are:

          o Full Dividend Reinvestment - Automatically reinvest cash dividends on all shares of Common Stock held of record.

          o Partial Dividend Reinvestment - Automatically reinvest cash dividends on part of the shares of Common Stock held of record while continuing to receive cash dividends on the other shares.

          o Optional Cash Payments - Invest by making optional cash payments of $10 or more per payment, up to a total of $7,500 per calendar quarter whether or not any dividends on sharesof Common Stock held of record are reinvested.

         Shares purchased for use in the Plan are expected to be purchased on the open market. Under certain circumstances, shares may also be newly issued shares of previously authorized and unissued Common Stock or treasury shares.

         The price of shares of Common Stock purchased with reinvested cash dividends or optional cash payments will be 100% of a defined average market price of shares. See "Share Purchase Prices" for a definition of the defined average price.

         This Prospectus relates to 337,500 authorized and unissued shares of the Company's Common Stock registered for sale under the Plan. The Company suggests that this Prospectus be retained for future reference.

         Neither the Company nor Wells Fargo Bank Minnesota, N.A. (the
Bank), the administrator of the Plan, can or does assure a participant of a profit or protection against a loss on the shares purchased under the Plan. The Plan does not represent a change in the Company's dividend policy. Payment of dividends will continue to depend on future earnings, financial requirements and other factors.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AMENDED FEBRUARY 21, 2001

DOCUMENTS INCORPORATED BY REFERENCE AND AVAILABLE INFORMATION

         This Prospectus contains or incorporates by reference information concerning the Company and the Plan, but it does not contain all the information set forth in the registration statement filed in connection with this Prospectus (the Registration Statement) and the exhibits thereto, which the Company has filed with the Securities and Exchange Commission (the Commission), Washington, D.C., under the Securities Act of 1933, as amended, and to which reference is made.

         The Annual Report on Form 10-K for the year ended December 31, 1999, as amended, the Quarterly Reports on Form 10-Q for the periods ended March 31, 2000, June 30, 2000 and September 30, 2000, and all other reports filed by the Company with the Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, (the Act), since December 31, 1999 are incorporated by reference in this Prospectus.

         All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14, or 15(d) of the Act after the date of the Prospectus and before the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Additional updating information with respect to the securities and the Plan may be provided in the future to participants by means of supplements to the Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         Copies of information concerning the Company that has been filed with the Commission and that is incorporated herein by reference will be provided by the Company without charge (except for exhibits thereto) upon written or oral request directed to John R. Hecht, Executive Vice President and Chief Financial Officer, AMCORE Financial, Inc., 501 Seventh Street, P.O. Box 1537, Rockford, Illinois 61110-0037, Telephone: 815.968.2241.

         The Company is subject to the informational requirements of the Act and in accordance with the Act files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Office:
Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained, at prescribed rates, from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

THE COMPANY

         AMCORE Financial, Inc., is a Nevada corporation that was incorporated on June 1, 1982. AMCORE provides various personal banking, commercial banking, and related financial services at 64 locations throughout northern Illinois, excluding Cook County and the far northwestern counties, and Southern and Central Wisconsin.

         AMCORE owns directly or indirectly all of the outstanding Common Stock of its bank and financial services companies. AMCORE provides its subsidiaries with advice and counsel on policies and operating matters among other things.

         Unless the context indicates otherwise, AMCORE or Company refers to AMCORE Financial, Inc., and its majority and wholly-owned subsidiaries. The Company's general executive offices are located at 501 Seventh Street, Rockford, Illinois 61104. Its telephone number is 815.968.2241.

DESCRIPTION OF THE PLAN

         The Plan was approved by the Board of Directors on February 11, 1987. This Prospectus relates to 337,500 authorized and unissued shares of the Company's Common Stock registered for sale under the Plan. In addition, at the Company's option, shares of the Company's Common Stock may be purchased in open-market transactions for use in the Plan.

Purpose

         The purpose of the Plan is to provide stockholders of record with a simple and convenient method of purchasing shares of the Company's Common Stock. Once enrolled in the Plan, eligible stockholders may use cash dividends and/or make optional cash payments to acquire additional shares of Common Stock without incurring purchase fees, including brokerage commissions or service charges. Shares acquired under the Plan's dividend reinvestment and cash payment options will be credited to participants' Plan accounts, and cash dividends on such shares will be automatically reinvested. Purchases of newly issued shares or treasury shares will provide the Company with funds which will be used for general corporate purposes. Shares purchased in the open market will not provide the Company with funds.

Advantages

         Participants in the Plan who are stockholders of record of the Company's Common Stock may:

         o Automatically reinvest dividends on all or a portion of their shares held of record at the defined average market price on the applicable Investment Date.

         o Periodically invest additional cash (in amounts of not less than $10 per payment, up to a total of $7,500 per calendar quarter) to purchase shares of Common Stock at the defined average market price on the applicable Investment Date. This invest-ment may be made by means of an electronic funds transfer withdrawn automatically from a participant's bank account.

         In addition, participants in the Plan will:

         o Have cash dividends on shares credited to their Plan accounts automatically reinvested in additional shares of Common Stock at the defined average market price on the applicable
            Investment Date.

         o Participate without incurring fees in connection with purchases under the Plan, including brokerage commissions or service charges.

         o Benefit from full investment of funds under the Plan because fractional shares as well as whole shares will be credited to their accounts; and dividends on such fractions as well as on whole shares will be reinvested in additional shares.

         o Avoid the need for safekeeping of certificates for shares of Common Stock credited to their accounts under the Plan.

         o Avoid the need for safekeeping of other certificates for shares of Common Stock held of record by the participants.

         o Receive periodic statements from the Bank reflecting all current activity in their Plan accounts, thereby affording participants simplified record keeping. See "Reports to Participants."

         See "Purchase of Shares" for a definition of the applicable Investment Date and "Share Purchase Prices" for a definition of average market price.

Administration

         The Company has appointed Wells Fargo Bank Minnesota, N.A. as its agent to administer the Plan, maintain records, send statements of account to participants and perform other duties relating to the Plan, subject to the direction of the Company. The Bank will hold for safekeeping the shares of Common Stock under the Plan for each participant until termination of participation in the Plan or receipt of a request in writing from a participant for all or part of his or her shares. Shares held by the Bank will be registered in the name of the Bank or one of its nominees, as agent for participants in the Plan.

         In addition, the Bank will accept and hold for safekeeping, at no charge to the participant, any shares registered in the name of a participant and deposited with the Bank by a participant.

         In the event the Bank should resign or otherwise cease to act as agent for the Plan, the Company will make such other arrangements as it deems appropriate for administration of the Plan.

         All inquiries, notices, requests and other communications regarding participation in the Plan (except as specifically indicated below) should be sent to the Bank at the following address:

         Wells Fargo Bank Minnesota, N.A.
         P.O. Box 64856
         St. Paul, MN 55164-0856

Participants may also call the Bank at 800-468-9716.

Participation in the Plan

         Participation in the Plan is completely voluntary. Stockholders who do not elect to participate in the Plan will continue to receive their cash dividends.

Eligibility - In general, any stockholder who has shares of the Company's Common Stock registered in his or her own name is eligible to participate in the Plan. A beneficial owner, whose shares are registered in the name of another (e.g., in a broker's "street name" or in the name of a bank nominee or trustee) and who desires to participate in the Plan, must either make appropriate arrangements with the record holder to participate on behalf of the beneficial owner or must become a stockholder of record by having a part or all of such shares transferred into his or her own name.

Enrollment - An eligible stockholder may join the Plan at any time by completing and signing the Authorization Form accompanying this Prospectus and returning it to the Bank in the postage-paid envelope provided for that purpose. If the shares of Common Stock are registered in more than one name (e.g., joint tenants or trustees), all registered holders must sign. Authorization Forms may be obtained at any time by writing the Bank at the address specified above.

         Brokers, banks or other nominees who wish to participate in the Plan on behalf of their clients may request special participation arrangements by writing to the Bank.

         The reinvestment of a participant's dividends will begin with the dividend payment date immediately following the date on which a signed Authorization Form specifying reinvestment of dividends is received by the Bank or the Company, provided such form is received by the Bank at least two business days before the record date for a dividend payment. If the Authorization Form is received after that time, the reinvestment of dividends will begin with the next cash dividend payment. Dividend payment dates for the Company's Common Stock have historically occurred on or around the 10th day of March, June, September and December. Each corresponding record date has historically been approximately seven to ten days prior to the payable date.

Investment Options - An eligible stockholder of record may elect to participate in the Plan through the following dividend reinvestment and/or cash payment options:

          o Full Dividend Reinvestment - Directs the Bank to reinvest the cash dividends on all shares of Common Stock currently or subsequently registered in the participant's name.

          o Partial Dividend Reinvestment - Directs the Bank to reinvest the cash dividends on a designated number of the shares of Common Stock registered in the name of the participant. The Company will continue to pay cash dividends directly to the participant on the other shares.

          o Optional Cash Payments - Permits the participant to make optional cash payments of $10 or more per payment, up to a total of $7,500 per calendar quarter, for the purchase of addi-tional shares of Common Stock, whether or not any dividends on the shares of Common Stock registered in the name of the participants are reinvested.

         All shares acquired by a participant through dividend reinvestment and optional cash payments will be credited to the participant's account under the Plan. Cash dividends on shares (including any fractional share interest) of Common Stock held in the participant's account under the Plan will be automatically reinvested in additional shares of Common Stock. Fractional share interests will be computed to three decimal places.

         A participant may change his or her investment option by obtaining and completing a new Authorization Form and sending it to the Bank. The new Authorization Form must be received by the Bank at least two business days before the record date for a dividend payment in order to be effective for such payment.

Withdrawal from Plan - A participant may withdraw from the Plan at any time by notifying the Bank in writing.

         Termination of participation in the Plan will immediately stop all reinvestment of the participant's dividends if the notice of withdrawal is received by the Bank not later than the record date prior to the dividend payment date. Investment of optional cash payments will stop immediately if notification of withdrawal is received by the Bank at least two business days prior to the applicable Investment Date, which is the first business day of the month. The entire amount of any optional cash payment received for which investment has been stopped by termination of participation in the Plan will be refunded to the participant. See "Issuance of Certificates on Withdrawal from Plan."

Rejoining the Plan - Any eligible stockholder may rejoin the Plan at any time by completing a new Authorization Form. However, the Bank reserves the right to reject any such form from a previous stockholder participant on grounds of excessive termination and rejoining. Such reservation is intended to minimize administrative expense and to encourage use of the Plan as a long-term investment service.

Cost

         Participants will incur no brokerage fees or other expenses in connection with purchases made under the Plan, whether shares are purchased from the Company or on the open market. All costs of administering the Plan will be paid by the Company except for amounts the Bank may charge for services not provided for under the Plan that are performed at a participant's request.

Purchases of Share

         Ordinarily the Bank will purchase Common Stock on the open market. In making purchases for a participant's account, the Bank will combine the participant's funds with those of other participants. It is understood that governmental regulations may require the temporary curtailment or suspension of purchases of Common Stock under the Plan, and the Bank shall not be accountable for its inability to make purchases at such times. In addition, the Bank may purchase authorized and unissuedshares or treasury shares from the Company for use in the Plan.

         Purchases of Common Stock in the open market or from the Company under the Plan will be made on the following applicable Investment Dates:

         o Each dividend payment date is an Investment Date for the reinvestment of cash dividends.

         o The first business day of each month is an Investment Date for the investment of optional cash payments.

         The number of shares of Common Stock to be purchased for a participant in the Plan depends on the purchase price of Common Stock on the applicable Investment Date and on the amount of the participant's cash dividends and optional cash payments to be invested. A participant's account will be credited with that number of shares of Common Stock (including any fractional share interest computed to three decimal places) equal to the total amount to be invested divided by the applicable purchase price per share.

Share Purchase Prices

         The price of shares of Common Stock purchased from the Company for participants with reinvested cash dividends or optional cash payments will be the average of the daily high and low shares of the Common Stock (as published in The Wall Street Journal) for the five trading days preceding the applicable Investment Date. The price of shares of Common Stock purchased for participants on the open market with reinvested cash dividends or optional cash payments will be the weighted average of the prices paid for such shares on the date the shares are purchased. If shares are purchased on the open market on more than one date, a weighted average of such averages will be used.

         If there is no trading in the Company's Common Stock on the Nasdaq National Market for ten consecutive regular trading days prior to any Investment Date, the Company may sell authorized and unissued shares to the Bank for use in the Plan or all cash, whether dividends, optional cash payments or amounts deducted from pay, held for the purchase of Common Stock on such Investment Date will be returned to the participants. If the Bank or the Company determines The Wall Street Journal contains a reporting error, market price reports may be obtained from such other sources as the Bank shall deem appropriate.

         No shares of Common Stock will be sold by the Company for use in the Plan at a per-share price less than the par value of the shares.

Optional Cash Payments

How the Cash Payment Option Works - An optional cash payment may be made by a participant when enrolling in the Plan by sending a check or money order (payable to Wells Fargo Bank Minnesota, N.A.) to the Bank with an Authorization Form. Once enrolled, the participant may use forms supplied by the Bank with each statement of account to make additional cash payments. Optional cash payments, if made, need not be in the same amount each time.

         Optional cash payments received from participants in any month will be applied by the Bank to the purchase of additional shares of Common Stock as of the Investment Date following the receipt of such payments. Optional cash payments must be received by the Bank at least one business day prior to the applicable Investment Date. Any optional cash payments received on or after a monthly Investment Date will be held until the next succeeding monthly Investment Date.

         No interest will be paid by AMCORE or the Bank on optional cash payments. Therefore, optional cash payments should be sent so as to reach the Bank shortly before the monthly deadline. Participants should allow adequate time for mailing.

Automatic Cash Withdrawals - Participants may elect to make optional cash payments by means of an electronic funds transfer withdrawn automatically from such participant's predesignated bank account. To make optional cash payments by automatic deduction, participants must complete and sign an Automatic Deduction Form and return the form to the Bank. Automatic Deduction Forms are available from the Bank. Once the automatic monthly deduction option is initiated, funds will be drawn from the participant's designated bank account on or about five business days before the next Investment Date, and will be invested in AMCORE Financial, Inc. common stock on the Investment Date.

         Automatic Deduction Forms are processed and become effective as promptly as practicable. Participants may change the designated account for automatic deduction or discontinue this feature by written instruction to the Bank.

Limitations on Amounts of Payments - Each optional cash payment by a participant must be at least $10, and the total of such payments may not exceed $7,500 during any calendar quarter.

         The Bank will acknowledge receipt of all optional cash payments. In the case of a nominee who holds Common Stock for more than one beneficial owner, optional cash payments of more than $7,500 may be made, provided such nominee certifies to the Bank and the Company, accompanied by such documentation as the Company shall require, that each beneficial owner is not making optional cash payments in excess of the above limitation.

Return of Uninvested Optional Cash Payments - A participant may, without terminating participation in the Plan, obtain the return of any uninvested optional cash payment upon written request received by the Bank at least two business days prior to the applicable Investment Date.

Reports to Participants

The Bank will maintain an account for each participant. All shares of Common Stock (including any fractional share interest computed to three decimal places) purchased for a participant under the Plan will be credited to his or her account(s).

         Each participant in the Plan will receive a quarterly statement of his or her account from the Bank as soon as practicable following each dividend payment date. The Bank will also furnish a participant with an account statement as soon as practicable following the investment of any optional cash payments.

         These account statements are the participant's continuing record of current activity and the cost of shares purchased and should be retained for tax purposes.

         In addition, each participant will receive copies of other communications sent to holders of the Company's Common Stock, including the Company's Annual and Quarterly Reports, the Notice of Annual Meeting and Proxy Statement, and information needed for reporting dividend income for Federal income tax purposes.

Certificates for Shares

Shares Held by the Bank - Certificates for shares of Common Stock purchased under the Plan will not be issued to a participant unless requested by the participant or until his or her account is terminated. The number of shares credited to a participant's account under the Plan will be shown on each account statement mailed to the participant. While in the custody of the Bank, shares of Common Stock purchased under the Plan will be registered in the name of the Bank or one of its nominees. This convenience protects against loss, theft, or destruction of stock certificates.

         At any time, a participant may, without terminating participation in the Plan, request in writing that the Bank issue a certificate for all or part of the whole shares credited to his or her Plan account. Any remaining whole shares and fractional share interests will continue to be credited to the participant's account. A participant must request issuance of a certificate for any shares of Common Stock purchased under the Plan that he or she desires to sell, pledge or transfer.

         Certificates or script for fractional share interests will not be issued under any circumstances.

Issuance of Certificates on Withdrawal from Plan - When a participant withdraws from the Plan or upon termination of the Plan by the Company, any uninvested optional cash payment will be returned; certificates will be issued for whole shares credited to a participant's account under the Plan; and a cash payment will be made for any fractional share. The cash payment for the fractional share will be based on the market value of the Company's Common Stock for the date the withdrawal notice is received by the Bank or, if not a trading day, the next day that the Common Stock is traded on the Nasdaq National Market following the day the Bank receives the withdrawal notice.

         Generally, it will require ten days to two weeks from the time notice of withdrawal from the Plan is received by the Bank or the Company until share certificates are mailed to a participant. A longer time will be required if the notice is received between a dividend record date and the dividend payment date.

Name in Which Certificates Will Be Issued - Accounts under the Plan will be maintained in the names in which certificates for shares of Common Stock of such participants are registered at the time they enter the Plan.
Certificates for whole shares, when issued, will be registered in the names in which accounts under the Plan are maintained.

         Should a participant want such shares registered in any other name upon withdrawal of the shares from the Plan, the participant must so indicate in his or her request to the Bank. In the event of such a request, the participant will be responsible for any transfer taxes that may be due and for compliance with any applicable transfer requirements.

No Transfer of Shares Held in Plan - Shares of Common Stock credited to the account of a participant under the Plan may not be assigned, pledged as collateral or otherwise transferred. A participant who wishes to assign, pledge, or otherwise transfer such shares must request that a certificate for such shares be issued in his or her name.

Other Information

Sale or Transfer of Registered Shares - If a participant disposes of all the shares of Common Stock registered in his or her name but retains shares in the Plan, the Bank will continue to reinvest the cash dividends on shares in the Plan subject to a participant's right to withdraw from the Plan at any time.

         If a participant who has selected the Partial Dividend Reinvestment option disposes of a portion of the shares registered in his or her name, to the extent that such participant has registered in his or her name fewer shares than the number of shares designated as participating in the Plan, dividends on all shares remaining in the name of the participant will be reinvested under the Plan. If such participant subsequently acquires additional shares registered in his or her name, such additional shares shall be deemed to participate in the Plan until the number of shares equals the number of shares designated as participating in the Plan on the participant's then current Authorization Form.

Rights Offerings - In the event of any rights offering or the distribution of any securities of another issuer by the Company, each participant will be entitled to receive such rights or securities based upon his or her total holdings of whole shares of Common Stock, including whole shares credited to his or her account under the Plan.

         Rights or securities applicable to shares credited to a participant's account under the Plan will be sold by the Bank, and the net proceeds will be used to purchase shares on the first business day of the following month. Any participant who desires to personally receive such rights or securities must request (at least five business days prior to the record date for the issuance of any such rights or securities), that the whole shares of Common Stock credited to the participant's account be registered in the participant's name.

Stock Dividends and Stock Splits - Any stock dividends or stock splits distributed by the Company on shares of Common Stock credited to the account of a participant under the Plan will be added to the participant's Plan account. Stock dividends or split shares distributed on shares registered in the name of a participant will be mailed directly to the participant in the same manner as to stockholders who are not participating in the Plan.

Voting of Shares Held in the Plan - If a participant holds certificates for shares of Common Stock, the participant will be sent a proxy card in connection with any annual or special stockholder meeting. This proxy will apply to all shares registered in the participant's name and to all whole shares credited to the participant's account under the Plan. If the participant does not hold certificates for shares, the participant will receive a proxy card on which to indicate how the shares held by the Bank in the participant's Plan account are to be voted. Fractional shares will not be voted.

         If the proxy card is returned and no voting instructions are given with respect to any item on a properly issued card, all of the participant's shares of Common Stock covered by such proxy card will be voted in accordance with the recommendations of the Company's management. If the card is not returned or is returned unsigned, the participant's shares will not be voted.

         Whole shares of Common Stock held under the Plan by a participant may be voted at the meeting by the participant by obtaining a proxy from the Bank at least five days prior to the date of the meeting.

Responsibilities of the Company and the Bank under the Plan - The Company reserves the right, acting in good faith, to interpret and regulate the Plan as deemed necessary or desirable in connection with the Plan's operation.

         Neither the Company nor the Bank will be liable for any acts done in good faith or for any good faith omission to act including, without limitation, any claims of liability (a) arising out of failure to terminate the participant's account on the death of such participant prior to receipt of written notice by the Bank of such death, (b) with respect to the price or prices at which shares of Common Stock are purchased for the participant's account; (c) concerning the times the purchases are made; and
(d) the value of the shares of Common Stock acquired for the participant's account.

Amendment or Termination by the Company - The Company reserves the right to suspend, modify, or terminate the Plan at any time. All Participants will be notified of any suspension, termination or significant modification of the Plan within a reasonable time prior to such change.

TAX CONSIDERATIONS

         Generally, any cash dividends that a participant reinvests in shares under the Plan must be included in such participant's gross income as though he or she had received the dividends in cash, and the amount of such reinvested dividends will be the participant's tax basis for those shares.

         A participant's tax basis for shares purchased with optional cash payments generally will be the participant's purchase price, which will be a defined average market price. See "Share Purchase Prices."

         The holding period for shares acquired under the Plan will begin the day after the applicable Investment Date. See "Purchase of Shares."

         No taxable income will be recognized when a participant withdraws shares purchased under the Plan. However, a participant will recognize a taxable gain or loss when his or her whole shares acquired under the Plan are sold or exchanged. A participant will also recognize gain or loss when he or she receives a cash payment for a fractional share credited to his or her Plan account. The amount of such gain or loss will be the difference between the amount that the participant receives for his or her whole shares or fractional shares and the tax basis thereof.

         Participants and prospective participants should consult their own tax advisors concerning Federal income tax consequences of participation in the Plan and the effect of any applicable foreign, state, local, or other Federal tax laws.

USE OF PROCEEDS

         The net proceeds from the sale of Common Stock offered under the Plan will be used for general corporate purposes, including capital expenditures. The Company has no basis for estimating either the number of shares of Common Stock that will be sold under the Plan or the prices at which such shares will be sold.

DESCRIPTION OF COMMON STOCK

         AMCORE's Amended and Restated Articles of Incorporation authorize the issuance of 45,000,000 shares of $.22 par value Common Stock and 10,000,000 shares of $1 par value Preferred Stock. As of December 31, 2000, the Company had 25,985,432 shares of Common Stock outstanding. The Company's Common Stock is listed on the Nasdaq National Market. The Board of Directors of the Company may, without obtaining the approval of its stockholders, issue additional shares of stock up to the total amount of Common Stock and Preferred Stock authorized by its Amended and Restated Articles of Incorporation. With respect to the authorized Preferred Stock, the Board of Directors of the Company may designate certain rights, preferences and qualifications pertaining to such stock and issue such stock in one or more series, but only non-voting Preferred Stock may be issued. At the present time there are no shares of Preferred Stock outstanding.

Dividends

         Holders of Common Stock will be entitled to dividends when, as and if declared by the company's Board of Directors out of funds legally available therefor, subject to the rights of the holders of any outstanding Preferred Stock. The Company is a party to a term loan agreement that contains certain restrictive covenants including restrictions on dividends to stockholders.

Voting Rights

         Under the Company's Amended and Restated Articles of Incorporation, as amended, and the Company's Bylaws, as amended, stockholder action can be taken only at an annual meeting or at a special meeting of stockholders called by the Chairman of the Board, the President, or the Board of Directors. The Chairman of the Board, the President, or the Board of Directors is required to call a special meeting of stockholders at the written request of the holders of not less than 10 percent of all the outstanding shares of stock of the Company entitled to vote at that meeting.

         The holders of shares of Common Stock are entitled to one vote for each share held, without the right to cumulate votes for the election of directors. Under the Company's Amended and Restated Articles of Incorporation and By-laws: (a) the Board of Directors is divided into three classes, each of which is elected to serve for a three-year term; (b) the number of directors which constitutes the full Board of Directors shall not be less than three nor more than fourteen; (c) vacancies on the Board of Directors may be filled only by a majority vote of the directors then in office; (d) the affirmative vote of the holders of at least 70 percent of the voting power of the outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors is required to amend or repeal provisions of the Amended and Restated Articles of Incorporation or the By-laws dealing with the election of directors.

         The approval of 70 percent of the votes entitled to be cast by the holders of all outstanding shares of voting stock of the Company is necessary for a Business Combination with, or proposed by or on behalf of any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder or any person who thereafter would be an Affiliate or Associate of such Interested Stockholder, unless certain fair price criteria and procedural requirements are satisfied or the transaction is approved by a majority of Continuing Directors. An Interested Stockholder is any person who is or has announced or publicly disclosed an intention to become the beneficial owner of 30 percent or more of the voting stock of the Company. The terms Affiliate and Associate have the same meaning ascribed for such terms in Rule 12b-2 under the Exchange Act as in effect on February 12, 1986. A Business Combination includes certain transactions with or proposed by or on behalf of an Interested Stockholder or related parties, including, among others, (a) a merger or consolidation of the Company or any subsidiary; (b) the sale or disposition by the Company or any subsidiary of any assets or securities having an aggregate value of $5 million or more or constituting more than 10 percent of the book value of the total assets or of the stockholders' equity; (c) the adoption of any plan or proposal for the liquidation or dissolution of the Company or for any amendment of the Company's By-laws; or (d) any reclassification of securities, recapitalization, merger, or other transaction with the effect, directly or indirectly, of increasing an Interested Stockholder's proportionate share of the outstanding capital stock of the Company or subsidiary. A Continuing Director is a member of the Board of Directors who is not affiliated with an Interested Stockholder and was a director before any Interested Stockholder became an Interested Stockholder or was recommended or elected by a majority of Continuing Directors.

Preemptive Rights

         Holders of Common Stock do not have preemptive rights to acquire any securities of the Company.

Liquidation

         Upon dissolution or liquidation, the holders of Common Stock are entitled to receive all of the remaining assets of the Company on a pro rata basis after claims of holders of any outstanding Preferred Stock have been satisfied.

General

         The transfer agent and registrar for the Common Stock is Wells Fargo Bank Minnesota, N.A. All outstanding shares of Common Stock are fully paid and nonassessable.

DESCRIPTION OF THE RIGHTS

         Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $46.67 per share (the Purchase Price), subject to adjustment. The Purchase Price shall be paid in cash. The description and terms of the Rights are set forth in a Rights Agreement (the Rights Agreement) dated as of February 21, 1996, between the Company and Firstar Trust Company, as amended, which has been filed as an exhibit to the Registration Statement and incorporated herein by reference. The following description of the Rights is qualified by reference to the Rights Agreement. Wells Fargo Bank Minnesota, N.A. is the rights agent under the Rights Agreement.

         The Rights are attached to all Common Stock certificates, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed. Until the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons (an Acquiring Person) has acquired or obtained the right to acquire beneficial ownership of 15 percent or more of the outstanding shares of Common Stock (the Stock Acquisition Date), or (b) 10 business days (or such later date as the Board of Directors shall determine) following the commencement of a tender offer or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 15 percent or more of such outstanding shares of Common Stock (the earlier of such dates being called the Distribution Date), or (c) 10 business days after the Company Board of Directors shall declare any person to be an Adverse Person. In order to declare a person to be an Adverse Person the Board of Directors must determine that such person, alone or together with its affiliates and associates, has become the beneficial owner of an amount of Common Stock which the Board determines to be substantial (which amount shall in no event be less than 10 percent of the Common Stock then outstanding) and, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gains under circumstances where the Board of Directors determines that the best long-term interests of the Company would not be served by taking such action or entering into such transaction or series of transactions at that time or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company, on the Company's employees, customers or suppliers or on the communities in which the Company operates or is located. The Rights will be evidenced by the Common Stock certificate. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         As soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter, such separate Rights Certificates alone will evidence the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date will be issued with Rights if such shares are issued (a) pursuant to the exercise of stock options or under an employee benefit plan or (b) upon the conversion of securities issued after adoption of the Rights Agreement. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 27, 2006, unless earlier redeemed by the Company as described below.

         In the event that (a) a Person other than the Company and its affiliates becomes the beneficial owner of more than 15 percent of the then outstanding shares of Common Stock, except pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair to and otherwise in the best interests of the Company and its shareholders, or (b) the Board declares a person to be an Adverse Person, following the Distribution Date, the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The Exercise Price is the Purchase Price multiplied by the number of shares of Common Stock issuable upon exercise of a Right prior to any of the events described in this paragraph (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by any Acquiring Person shall immediately become null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         In the event that at any time following the Stock Acquisition Date
(a) the Company is acquired in a share exchange merger or other business combination transaction other than a merger which follows an offer described in the second preceding paragraph or (b) 50 percent or more of the Company's assets or earning power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right, except Rights which previously have been voided as set forth above, shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, Common Stock of the acquiring company having a value equal to two times the exercise price of the Right.

         Upon exercise of the Rights, the Purchase Price payable and the number of shares of Common Stock or other securities or property issuable, are subject to adjustment from time to time to prevent dilution (a) in the event of a stock dividend on or a subdivision, combination, or reclassification of the Common Stock, (b) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (c) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets, excluding regular quarterly cash dividends, or of subscription rights or warrants, other than those referred to above.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent of such Purchase Price. No fractional shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

         At any time prior to the earlier of (a) ten (10) days following the Stock Acquisition Date, or (b) the Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the Redemption Price), subject to adjustment. In addition, at any time after any person becomes an Acquiring Person or is determined to be an Adverse Person, the Company may, at its option, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right provided, however, that no such exchange shall take place after any Person (other than the Company and its Affiliates) becomes the beneficial owner of 50 percent of the then outstanding shares of Common Stock. Notwithstanding the foregoing, the Board may not redeem the Rights following a determination that any person is an Adverse Person. The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock based on the current market price of the Common Stock at the time of redemption, or any other form of consideration deemed appropriate by the Board. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company including, without limitation, the right to vote or to receive dividends.

         Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date without the approval of the holders of the Rights. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to shorten or lengthen any time period under the Rights Agreement, or to make such other changes that do not adversely affect the interests of holders of Rights excluding the interests of any Acquiring Person or Adverse Person provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirers from making takeover proposals or tender offers. However, the Rights are not intended to prevent a takeover but, rather, are designed to enhance the ability of the Board of Directors to negotiate with an acquirer on behalf of all of the shareholders. In addition, the Rights should not interfere with a proxy contest.

EXPERTS

         The consolidated financial statements and supplementary data in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, have been examined by KPMG LLP, independent public accountants, to the extent and for the periods set forth in their respective reports and are incorporated by reference in this Prospectus and Registration Statement in reliance upon the reports of said accountants given upon their authority as experts in accounting and auditing.

INDEMNIFICATION

         Section 78.751 of the General Corporation Law of Nevada and Article Eighth of AMCORE's Amended and Restated Articles of Incorporation authorize and empower the Company to indemnify the directors, officers, employees and agents of AMCORE against liabilities incurred in connection with and related expenses resulting from any claim, action, or suit brought against any such person as a result of his relationship with AMCORE, provided that such persons acted in accordance with a stated standard of conduct in connection with the acts or events on which such claim, action, or suit is based. The finding of either civil or criminal liability on the part of such persons in connection with such acts or events is not necessarily determinative of the question of whether such persons have met the required standard of conduct and are, accordingly, entitled to be indemnified.

         Insofar as the foregoing provisions may permit indemnification for liabilities arising under the Securities Act of 1933, AMCORE understands that in the opinion of the Securities and Exchange Commission it is against public policy as expressed in the Act and, therefore, unenforceable. In the event that any claim for indemnification is asserted by an officer or a director for liabilities arising under the Securities Act of 1933 in connection with the issuance of the securities offered hereby (unless the question has been previously decided by authoritative precedent) AMCORE will, regardless of any questions as to the validity of this provision as a whole, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

LEGAL MATTERS

         Legal matters in connection with the issuance of the securities offered hereby have been passed upon for the Company by Vargas & Bartlett, Reno, Nevada.

AMCORE Financial Plaza
501 Seventh Street
P.O. Box 1537
Rockford, Illinois 61110-0037

(815) 968-2241
www.AMCORE.com